UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                             October 7, 2020

Via Email

Eric R. Smith, Esq.
Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202

        Re:     TESSCO Technologies Incorporated
                Revised Preliminary Consent Solicitation Statement filed on October 5, 2020
                Filed by Robert B. Barnhill, Jr., et al.
                File No. 001-33938

Dear Mr. Smith:

        We have reviewed the above-captioned filing and have the following comments.

Revised Preliminary Consent Solicitation Statement

General

     1. Please disclose the complete mailing address of the principal executive offices of the
        Company as required by Item 1(a) of Schedule 14A

     2. To the extent not provided, please disclose the information required by
Item 5(b)(1)(ii),
        Item 5(b)(1)(ix), Item 5(b)(1)(xi) and Item 8 of Schedule 14A for each applicable participant and, where applicable, their associates.

     3. Please revise to clarify the difference in the legal effect of marking
the    Withhold    box
        as opposed to the    Abstain    box on the consent card.

Solicitation of Consents; Expenses, page 21

     4. We note the following statement:    Harkins Kovler will receive
customary fees for its
        services, plus reimbursement for its reasonable out-of-pocket expenses. Please revise to disclose the dollar amount of the fees that Harkins Kovler will be paid for its services.
        See Item 4(b)(3) of Schedule 14A.
 Eric R. Smith, Esq.
c/o Robert B. Barnhill, Jr.
October 7, 2020
Page | 2

Annex C     Form of Consent Card

      5. Please revise your form of consent card to clearly mark it as preliminary. See Rule 14a-
         6(e)(1).

                                         *      *       *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                            Sincerely,

                                                            /s/ Valian A.
Afshar

                                                            Valian A. Afshar
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions

cc:     Gabriel M. Steele, Esq.